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                              August 22, 2022

       Chris Chang
       Chief Executive Officer
       Alternative Fuel Technologies, Inc.
       2544 Route 534
       Albrightsville, PA 18210

                                                        Re: Alternative Fuel
Technologies, Inc.
                                                            Form 10-12G
                                                            Filed July 26, 2022
                                                            File No. 000-50075

       Dear Mr. Chang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed July 26, 2022

       Business
       Business Development, page 4

   1. We note you disclose that you filed to amend your Articles of Incorporation and change your name to
ConneXioneOne Corp. on October 24, 2018. Please revise your registration statement to reflect
your current legal name and file your Articles of Incorporation and all other charter documents
as currently in effect. See Item 601(b)(3) of Regulation S-K. In this regard, we note
the Articles of Incorporation filed as Exhibit 3.2 are dated March 16,
                                                        2018 and refer to the
company as Alternative Fuel Technologies, Inc.
   2. Please revise your disclosure to discuss in greater detail the agreements that were cancelled in 2021 and
the impact of such cancellation on the company and its ownership.
 Chris Chang
FirstName
AlternativeLastNameChris  Chang
            Fuel Technologies, Inc.
Comapany
August  22, NameAlternative
            2022            Fuel Technologies, Inc.
August
Page 2 22, 2022 Page 2
FirstName LastName
Risk Factors
Resale limitations of Rule 144(i) on your shares, page 8

3. Please expand this risk factor to discuss the prohibition on the use of Form S-8 by shell companies and enhanced reporting requirements imposed on shell companies. In addition, please revise the heading for this risk factor so that it reflects that you are a shell company and briefly describes the risk discussed in the body of the risk factor.
We may issue more shares in an acquisition or merger, which will result in substantial dilution, page 13

4. We note you disclose that your Articles of Incorporation, as amended, authorize you to issue 100,000,000,000 shares of common stock. However, your Articles of Incorporation filed as Exhibit 3.2 state that you have
10,000,000,000 common shares
         authorized. Please advise or revise.
Liquidity and Capital Resources, page 15

5. You disclose on page 39 that Mr. Chris Chang, majority shareholder, director and officer of the Company, has advanced working capital to pay expenses of the Company. Please revise to disclose whether Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and whether there are any formal financing agreements currently in place with Mr. Chang.
Results of Operations for Alternative Fuel Technologies, Inc. - Comparison of the Three Months
Ended March 31, 2022 and 2021, page 15

6.       You disclose that    General and Administrative Expenses were $30,120
for the three
         months ended March 31, 2022 compared to $495 for the three months ended December
         31, 2020, an increase of $90,506.    Revise to correct the date of the
prior comparable
         period (i.e. March 31, 2021) and the amount of the increase in your general and administrative expenses.
Certain Relationship and Related Transactions, and Director Independence, page
17

7. Please explain the nature of the relationship among Chang International LLC, Han-Yun
         Hsu and Cho-Chun Miao. We note you disclose here and on page 11 that such individuals are control persons.

Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
Matters , page 18

8. We note you disclose that your common stock trades on the OTC Pink market. Please revise your filing to reflect that there is no established public trading market for your shares, and disclose the range of high and low bid information for each full quarterly
 Chris Chang
FirstName
AlternativeLastNameChris  Chang
            Fuel Technologies, Inc.
Comapany
August  22, NameAlternative
            2022            Fuel Technologies, Inc.
August
Page 3 22, 2022 Page 3
FirstName LastName
         period within the two most recent fiscal years, and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.
         Please also disclose that the OTC Pink has placed a "limited information warning" on your company because you are not making material information public and discuss the basis and significance of this warning.
Description of Registrant's Securities to be Registered, page 19

9. We note your Articles of Incorporation filed as Exhibit 3.2 and page 30 state that you are authorized to issue 5,000,000 of preferred stock with a right of 80% voting control.
         We also note you state that as of December 31, 2021 you had 1,000,000 shares of preferred stock issued and outstanding held by Ms. Kathleen A. McCandless that represent a 70% voting control. Please revise to reconcile these disclosures and clarify whether Ms. McCandless has voting control. In that regard, we note you disclose on page
         11 that your principal stockholders are deemed to be the beneficial owners of approximately 56.73% of your issued and outstanding shares of common stock and can determine the outcome of any actions taken by you that require stockholder approval.
         Please file the certificate of designation for the preferred Series A stock, and revise your tabular disclosure under Security Ownership of Certain Beneficial Owners and
         Management to include these preferred shares and provide related risk factor disclosure.
Item 13. Financial Statements and Supplementary Data
Note 1 - Organization and Operations, page 27

10. Revise to disclose how the Company accounted for the Share Exchange Agreement to acquire all of the shares of ConneXionONE Corp and the specific accounting guidance you relied upon.
General

11. Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act of 1934. You
         will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the
         Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.
12. We note you disclose that you are a decentralized social media platform company, but have not implemented your business plan. We also note you disclose that you may become an operating company pursuant to a merger, acquisition, reverse merger or business combination and your disclosures in your risk factors that you may not identify a suitable business combination, management may seek businesses opportunities with entities having established operating histories, and your business may result in a change of
 Chris Chang
Alternative Fuel Technologies, Inc.
August 22, 2022
Page 4
         control and management in conjunction with the completion of a business combination. It appears from your current disclosures that you may be a "blank check" company under
         Section 2(a) of Rule 419 of the Securities Act of 1933. Please revise your registration statement to clarify your business plan and provide additional detail as to the steps you plan to take to implement your business plan. In addition, please disclose your status as a blank check company and provide details regarding compliance with Rule 419 in connection with any offering of your securities or provide us with an analysis of why you are not a blank check company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202)
551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



FirstName LastNameChris Chang                                 Sincerely,
Comapany NameAlternative Fuel Technologies, Inc.
                                                              Division of
Corporation Finance
August 22, 2022 Page 4                                        Office of Energy
& Transportation
FirstName LastName